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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                                  LUMEN TECHNOLOGIES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                  550242 10 1
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                                (CUSIP Number)

                              KANE KESSLER, P.C.
                1350 AVENUE OF THE AMERICAS, NEW YORK, NY 10019
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         (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MAY 12, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SCHEDULE 13D

CUSIP NO. 097937106                                         PAGE   OF   PAGES

1.     NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       MARTIN E. FRANKLIN
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
       (SEE INSTRUCTIONS)                                            (b) [ ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       Not Applicable
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5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED KINGDOM
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      NUMBER OF          7. SOLE VOTING POWER                      1,054,057
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                      -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                 1,054,057
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                  -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             1,054,057
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                               [X]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1 percent
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14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     (i) Name and Issuer: Lumen Technologies, Inc. (f/k/a BEC Group, Inc.) (hereinafter referred to as the "Company" or "Issuer").

     (ii)  Address of Issuer: 555 Theodore Fremd Avenue, Rye, New York 10580.

     (iii) Title of Class of Equity Securities to which this Statement relates:
           Common Stock, $.01 par value (the "Common Stock").

     (iv) Name and Address of Principal Executive Offices of Issuer:

          555 Theodore Fremd Avenue
          Rye, New York 10580

Item 4. Purpose of Transaction.

        On March 12, 1998, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 30, 1997, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 6, 1998 (the
"Merger Agreement"), by and among BEC Group, Inc. (now known as Lumen Technologies, Inc.) (the "Company"), BILC Acquisition Corp. ("Sub") and
ILC Technology, Inc. ("ILC"), ILC was merged (the "Merger") with and into Sub. Upon consummation of the Merger, each outstanding share (the "Shares") of common stock of ILC, par value $.01, was converted into the right to receive upon surrender of the certificate representing such Shares 2.2042 shares of Common Stock, par value $.01 per share, of the Company (the
"Common Stock") issued to the holder of such Share. The Company also effected a one-for-two Reverse Stock Split of the Common Stock (the "Reverse Split"). In addition, Mr. Franklin was previously awarded stock options pursuant to the Company's Stock Incentive Plan, which are now exercisable within 60 days.


Item 5. Interest in Securities of the Issuer.

     (a) Mr. Franklin beneficially owns 1,054,057 shares of Common Stock of the Company (including 406,250 shares of Common Stock that
          Mr. Franklin has the right to acquire within 60 days upon the exercise of options) which constitutes approximately 5.1% of the Company's outstanding shares of Common Stock. This number of shares excludes 7,691 shares, which are held in trust for Mr. Franklin's minor children, as to which shares Mr. Franklin disclaims beneficial ownership.

     (b) Mr. Franklin has the sole power to vote and the sole power to dispose of all of the shares of Common Stock of the Issuer that he beneficially owns.

     (c)  See Item 3 herein.

     (d)  Not applicable.

     (e)  Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Martin E. Franklin
                                                   -------------------------
                                                   Martin E. Franklin


March 26, 1998